UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.         English translation of a letter dated June 10, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, June 10, 2019

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A.

Mandatory Public Tender Offer

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), regarding the Mandatory Public Tender Offer promoted by Cablevisión Holding S.A. (“CVH”) on June 21, 2018.

In this regard, we attach the note received today from CVH informing us that today it was served notice of a resolution rendered on May 9, 2019 in the case “Burgueño Daniel a / EN-CNV a / Injunction (Autonomous)” (File No. 89537/2018) in process before the Federal Contentious-Administrative Court No. 1, Secretariat No. 1, pursuant to which, as an injunction, the suspension of the proceeding regarding the Public Offer of Acquisition of Class B shares of Telecom Argentina, initiated by CVH before the National Securities Commission, until the aforementioned Commission decides the application of the new regulation (Resolution No. 779/18) or complies with the maximum term established in article 5 of Law No. 26.854.

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel Blasi
Responsible for Market Relations

Buenos Aires, June 10, 2019

Mr. Board of Directors Chairman

Telecom Argentina S.A.

Alicia Moreau de Justo 50, City of Buenos Aires

RE.: Mandatory Public Tender Offer. Notification of injunction.

Dear Sirs,

María Lucila Romero, in my capacity of attorney in fact of Cablevisión Holding S.A. (the “Company”), I am witting to you in order to inform that, the Company has been notified today, of the resolution rendered on May 9, 2019 in the case “Burgueño Daniel a / EN-CNV a / Injunction (Autonomous)” (File No. 89537/2018) in process before the Federal Contentious-Administrative Court No. 1, Secretariat No. 1, pursuant to which, as an injunction, the suspension of the proceeding regarding the Public Offer of Acquisition of Class B shares of Telecom Argentina, initiated by the Company before the National Securities Commission, until the aforementioned Commission decides the application of the new regulation (Resolution No. 779/18) or complies with the maximum term established in article 5 of Law No. 26.854.

Please find attached a free translation of the Court’s decision.

Sincerely,

Cablevisión Holding S.A.

/s/ María Lucia Romero
Attorney in Fact

FREE TRANSLATION

NOTICE

Buenos Aires, 6 June 2019

To ----------------------------

Cablevisión Holding S.A.

By hand

I have the pleasure of addressing You within the framework of the litigation entitled “BURGUEÑO, DANIEL V. NATIONAL EXECUTIVE - ARGENTINE SECURITIES COMMISSION ON (AUTONOMOUS) INJUNCTION” (File No. 89537/2018), pending before the Federal Court on Administrative Litigation Matters No. 1, under Dr. Enrique Lavie Pico, Secretariat No. 1, under my charge, located on Calle Tucumán 1381, 5th floor, of the Autonomous City of Buenos Aires, in order to notify you of the decision rendered in such litigation.

Next, we copy the decision that orders this notice:  “Buenos Aires, May 9, 2019. (…) For the reasons set forth above, I RESOLVE: To grant, in the terms mentioned [above], the requested injunction and, in consequence, to order the suspension of the proceedings relating to the Tender Offer to Acquire Class B Shares of Telecom Argentina that had been initiated before the Argentine Securities Commission until such time as the defendant, as the case may be, shall resolve to apply its new regulations or until the expiration of the maximum term provided under Article 5º of Law No. 26,854. This decision is ordered against a real guarantee as provided under Recital IX.  Let [the decision] be registered and notified to the claimant, today (pursuant to art. 36 of the Rules for the National Justice) and after compliance with the guarantee, let the defendant be notified hereof. Signed: Enrique Lavie Pico, Federal Judge.”

We state for the record that attached hereto is a complete copy of the decision dated  May 9, 2019, on p. 4.

Doctors Marta G. Pardini, Florencia Berghmans and/or Matías Baranda Ruales are authorized to deliver this notice.

Sincerely,

[…]

/s/ Angeles Lausi – Federal Secretary

FREE TRANSLATION

National Judicial Branch

FEDERAL COURT ON ADMINISTRATIVE LITIGATION MATTERS 1

89537/2018

BURGUEÑO, DANIEL V. NATIONAL EXECUTIVE - ARGENTINE SECURITIES COMMISSION ON (AUTONOMOUS) INJUNCTION

Buenos Aires,    May 2019.-

AND HAVING REVIEWED [THE FILE]; WHEREAS:

I.- On pp. 2/14 rev. Mr. Daniel Burgueño appears by his own right and in his capacity as shareholder of Cablevisión Holding S.A., and requests the issuance of an injunction based on articles 195, 232 of the CPCCN [National Code of Civil and Commercial Procedure] against the Argentine Securities Commission, for the purpose of making [such entity] abstain from issuing a pronouncement and resolving about the authorisation of the Tender Offer to Acquire Class B Shares of Telecom Argentina formulated by Cablevisión Holding S.A, until the abovementioned agency issues the regulations set forth in article 77 of the Capital Markets Law (No. 26,831) and the procedure set forth in the law regarding objections to the price of the Tender Offer by the Argentine Securities Commission is completed.

[Mr. Burgueño] holds that on 1 January 2018 Cablevisión Holding became the controlling shareholder of Telecom Argentina S.A., and that, as a result of such change of control, the controlling company had the statutory obligation to promote and formulate a Tender Offer within 180 calendar days of the occurrence of the change, with respect to the Class B Share.

Before the expiration of the term of the abovementioned Tender Offer (06/30/2018), law 27,440 (B.O. 05/11/2018) was published, amending the regime set forth under law 26,831 for Tender Offers, especially with respect to the determination of the price of the shares.

II.- On pp. 83/101 rev., claimant again appears and adjusts the requested injunction.

Consequently, he asks that the Argentine Securities Commission be ordered to abstain from moving forward, continuing or resolving the proceedings relating to the authorization of the Tender Offer to Acquire Class B Shares of Telecom Argentina formulated by Cablevisión Holding S.A. on 06/21/2018 until a decision is rendered hereunder.

[Claimant] holds that with the issuance of Resolution No. 779/2018, which regulates Law No. 26,831, [the Argentine Securities Commission] eliminated the obligation to launch a Tender Offer in the event of a change of control, which situation also applies to Cablevisión Holding S.A.

[Claimant] manifests that after acquiring to corporate control of Telecom, Cablevisión Holding interpreted that pursuant to the capital markets law then in force, [Cablevisión Holding] was under the obligation to promote a Tender Offer, which it did, but that after the amendment mentioned above through Resolution 779 of the Argentine Securities Commission, the Tender Offer procedure became moot giver the repeal of the obligation to launch [such Tender Offer].

For this reason, [claimant] holds that if the Tender Offer proceeding continues, the new regulations would be breached, which is arbitrary and contrary to law.

III.- [Recitals III – VI (first paragraph) intentionally omitted]

VI. […]

This is so given that, pursuant to Resolution 779/18, issued by the Argentine Securities Commission, [that agency] provided that: “The obligation to make a public tender offer shall not apply when: […] k) in the case of a merger, the shareholders of the affected companies or entities shall be exempt from making a public tender offer when, as a result of the merger, they reach, in the company that was admitted to the public offering regime of its shares, directly or indirectly, the control participation provided under article 87 of Law No. 26,831, as amended, provided that [such shareholders] did not vote in favour of the merger at the corresponding Ordinary Shareholders’ Meeting of the affected company.”

[Paragraphs 3, 4 and 5 of Recital VI intentionally omitted]

[Recitals VII – IX intentionally omitted]

Therefore, I RESOLVE: To grant, in the terms mentioned [above], the requested injunction and, in consequence, to order the suspension of the proceedings relating to the Tender Offer to Acquire Class B Shares of Telecom Argentina that had been initiated before the Argentine Securities Commission until such time as the defendant, as the case may be, shall resolve to apply its new regulations or until the expiration of the maximum term provided under Article 5º of Law No. 26,854.

This decision is ordered against a real guarantee as provided under Recital IX.

Let [the decision] be registered and notified to the claimant, today (pursuant to art. 36 of the Rules for the National Justice) and after compliance with the guarantee, let the defendant be notified hereof.

Signature Date: May 9th, 2019

Signed by: ENRIQUE LAVIE PICO, ACTING JUDGE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	June 11, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations